

Albert Oehlen (b. 1954)



After reviewing almost 100 other works, we acquired this painting largely due to its early creation date (pre-2000), for which similar works from the same period have sold for more than $4mm at auction.

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Initial Offering Price

$2,015,000

Similar Sales



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Price Appreciation of Similar Works[2]

23.5%

Sharpe Ratio

Albert Oehlen	All Art	S&P 500
0.94	0.48	0.55

Investment Overview

Offering Circular		sec.gov/edgar
2021 Auction Sales	moderate	$12,865,816
Repeat Sales		view

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WHY WE LIKE THIS PAINTING

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- The Painting is a large-scale, early example of Albert Oehlen's abstract work, painted at a critical point in his career when he made a definitive turn towards abstraction.
- In 1988, the Painting was exhibited in "Das Licht von der anderen Seite Teil I: Malerei" (The Light from the other Side Part I: Painting), a formative show at Monika Sprüth Galerie in Germany, alongside early works by George Condo and Christopher Wool, Oehlen's contemporaries.
- Early abstract oil paintings by Oehlen, executed in the 1980s have achieved prices at auction in excess of $4 million, including: *Untitled* (1989) which sold for $4,335,000 in November 2019, and *Untitled* (1989) which sold for $4,070,631 in October 2018.
- Our acquisitions team has reviewed almost 100 examples of work by Oehlen from around the world, some of which are priced in excess of $4 million. Of these 100 works, this is the seventh one we have selected to be offered on the Masterworks platform.
- In February 2022, Masterworks exited a different Albert Oehlen painting realizing a 33.7% annualized return to investors in the initial offering, net of all costs and fees. Please note, past performance is not indicative of future results.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$12,865,816	28

ALBERT OEHLEN

b. 1954, GERMANY



$2,015,000

INITIAL OFFERING

23.5%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 78 × 63 in. (199 × 160 cm.)

Albert Oehlen is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s.

The Painting, executed in 1987, is a large-scale, early example of Albert Oehlen's abstract work, painted at a critical point in his career when, during his first trip to Spain with Martin Kippenberger in 1987-88, he made a definitive turn towards abstraction. Oehlen satirically refers to these abstract works as "post-non-representational" as a way to escape the abstract/figurative binary and instead create work that is not defined by the presence or absence of recognizable images. Commenting on the complexity of his abstract compositions, Oehlen stated in his April 2021 interview with curator Mark Godfrey, "if it's a nice composition, a balance of colors and weights, that's kind of been done a couple of times... so I'm not satisfied with that and I want more, I want problems." With aesthetic influences ranging from Surrealism to Abstract Expressionism, the Painting is a dynamic expression of form and color with swathes of brown, gray, acid yellow and magenta as well as drips of paint running horizontally and vertically. Soon after its completion, the Painting was exhibited in "Das Licht von der anderen Seite – Teil I Malerei" (The Light from the other Side Part I: Painting) from June to August in 1988 at Monika Sprüth Galerie alongside early works by George Condo and Christopher Wool, both of whom were also finding their mature style at the time. Early abstract oil paintings by Oehlen, executed between 1987 and 1997 have achieved prices at auction in excess of $4,000,000, including: *Untitled* (1989) which sold for $4,335,000 on November 13, 2019 at Christie's New York, and *Untitled* (1989) which sold for £3,128,750 ($4,070,631) on October 4, 2018 at Christie's London. The Painting's scale, execution and period make it a commercial and desirable example of the artist's work.

AS OF JULY 29, 2022 ALBERT OEHLEN'S AUCTION RECORDS ARE LED BY *SELBSTPORTRAIT MIT LEEREN HÄNDEN (SELF-PORTRAIT WITH EMPTY HANDS)* (1998), WHICH SOLD FOR £5,949,950 ($7,552,473) AT SOTHEBY'S LONDON ON JUNE 26, 2019, FOLLOWED BY *STIER MIT LOCH (BULL WITH HOLE)* (1986), WHICH SOLD FOR £3,608,750 ($4,695,130) AT CHRISTIE'S LONDON ON OCTOBER 3, 2018, AND *UNTITLED* (1989), WHICH SOLD FOR $4,335,000 AT CHRISTIE'S NEW YORK ON NOVEMBER 13, 2019.

Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. From 2000 to 2009, Oehlen was a professor of painting at the Kunstakademie Düsseldorf. Works by the artist are also included in the important permanent collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, among others. As of July 29, 2022, Albert Oehlen's top 20 auction records have all been set since January 1, 2017, which is a testament to Oehlen's momentous price growth in recent years. As of July 29, 2022 Albert Oehlen's auction records are led by *Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)* (1998), which sold for £5,949,950 ($7,552,473) at Sotheby's London on June 26, 2019, followed by *Stier mit loch (Bull with Hole)* (1986), which sold for £3,608,750 ($4,695,130) at Christie's London on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 at Christie's New York on November 13, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
$3.8M
$2.5M
$1.3M
1994
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2009
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2019

Albert Oehlen (b. 1954, Krefeld, Germany) is recognized as a pioneer of contemporary abstraction and has been viewed as a leading German artist since the 1980s. Translated to English as 'Young Wild Ones,' Junge Wilde is a term that loosely describes the German neo-expressionist artistic movement of the 1980s associated with the artist and his classmate, occasional collaborator and close friend, Martin Kippenberger. Artists involved with the movement developed markedly different styles, characterized by their bold brushwork and singular visual language. 1981 was the start of a formative decade in which Oehlen rose to international prominence, and Galerie Max Hetzler hosted the artist's first solo exhibition. Albert Oehlen has been featured in numerous solo exhibitions at prestigious contemporary institutions around the world, including the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018, the Guggenheim Bilbao in 2016, at the Kunsthalle Zürich and the New Museum in New York in 2015, and at the Museum Moderner Kunst in Vienna in 2013. Works by the artist are also included in the important permanent collections of the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, among others. As of July 29, 2022 Albert Oehlen's auction records are led by *Selbstportrait mit Leeren Händen (Self-Portrait with Empty Hands)* (1998), which sold for £5,949,950 ($7,552,473) at Sotheby's London on June 26, 2019, followed by *Stier mit loch (Bull with Hole)* (1986), which sold for £3,608,750 ($4,695,130) at Christie's London on October 3, 2018, and *Untitled* (1989), which sold for $4,335,000 at Christie's New York on November 13, 2019.




A. Oehlen 87

ALBERT OEHLEN



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Albert Oehlen with the following criteria: "post-non-representational" abstract paintings created between 1987-1997, which measure between 40 inches by 40 inches to 100 inches by 100 inches. Excluded were works that, to the best of our ability to determine, are considered to be from the 'Computer' painting series, as well as works including inkjet printed elements, text, figuration or representative elements, or patterns including repeated elements such as flowers and stripes. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 23.5% CAGR implied from selected sales occurring from November 3, 1994 to November 14, 2019.

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